Exhibit 99.1

TASEKO MINES announces new US$50 MILLION rEVOLVING CREDIT FACILITY AND UPDATE ON FLORENCE COPPER PERMITTING

October 5, 2021, Vancouver, BC - Taseko Mines Limited (TSX: TKO; NYSE MKT: TGB; LSE: TKO) (“Taseko” or the "Company") is pleased to announce that it has signed a US$50 million Revolving Credit Facility (the “Facility”). The Facility, which is arranged and fully underwritten by National Bank of Canada, will be available for working capital and general corporate purposes.

Stuart McDonald, President and CEO of Taseko, commented, “At current copper prices, we expect to fully fund construction of the Florence Copper Project with cashflow from Gibraltar operations and our existing cash balance. While we have no intention of drawing any funds from the new Facility on closing, it will further improve our already strong balance sheet and provide us with additional flexibility as we advance Florence towards production, making it America’s newest source of low-carbon copper.”

Additionally, the U.S. Environmental Protection Agency (“EPA”) has advised Taseko that it intends to send a draft Underground Injection Control (“UIC”) permit to the Company in mid-October and provide the Company with a two-week review period before the draft permit is formally issued, commencing the public comment period.

Mr. McDonald continued, “The UIC permit is the final permitting step required prior to construction of Florence Copper, and the EPA continues to make progress towards finalizing the permit with no significant issues raised to-date. Receipt of the draft permit will represent another significant step towards Florence Copper being fully permitted and ready for construction.”

About the Revolving Credit Facility

The Facility has an initial tenor of 42 months and is extendable annually thereafter. The Facility will be secured by a first lien charge against Taseko’s rights under the Gibraltar Joint Venture as well as its shares of Gibraltar Mines Ltd., Curis Holdings (Canada) Ltd., and Florence Holdings Inc. The Facility includes financial and other covenants commensurate with a corporate revolving credit facility of this nature. The Facility is expected to close this week upon satisfaction of customary closing conditions. A copy of the Facility agreement will be available on the SEDAR website (www.sedar.com).

For further information on Taseko, please visit the Taseko website at www.tasekomines.com or contact:

Brian Bergot, Vice President, Investor Relations - 778-373-4533 or toll free 1-877-441-4533

Stuart McDonald

President and CEO

No regulatory authority has approved or disapproved of the information contained in this news release.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This document contains “forward-looking statements” that were based on Taseko’s expectations, estimates and projections as of the dates as of which those statements were made. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These included but are not limited to:

•	uncertainties about the effect of COVID-19 and the response of local, provincial, federal and international governments to the threat of COVID-19 on our operations (including our suppliers, customers, supply chain, employees and contractors) and economic conditions generally and in particular with respect to the demand for copper and other metals we produce;
•	uncertainties and costs related to the Company’s exploration and development activities, such as those associated with continuity of mineralization or determining whether mineral resources or reserves exist on a property;
•	uncertainties related to the accuracy of our estimates of mineral reserves, mineral resources, production rates and timing of production, future production and future cash and total costs of production and milling;
•	uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project;
•	uncertainties related to the ability to obtain necessary licenses permits for development projects and project delays due to third party opposition;
•	uncertainties related to unexpected judicial or regulatory proceedings;
•	changes in, and the effects of, the laws, regulations and government policies affecting our exploration and development activities and mining operations, particularly laws, regulations and policies;
•	changes in general economic conditions, the financial markets and in the demand and market price for copper, gold and other minerals and commodities, such as diesel fuel, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar and Canadian dollar, and the continued availability of capital and financing;
•	the effects of forward selling instruments to protect against fluctuations in copper prices and exchange rate movements and the risks of counterparty defaults, and mark to market risk;
•	the risk of inadequate insurance or inability to obtain insurance to cover mining risks;
•	the risk of loss of key employees; the risk of changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates;
•	environmental issues and liabilities associated with mining including processing and stock piling ore; and
•	labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.

For further information on Taseko, investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.gov and home jurisdiction filings that are available at www.sedar.com, including the “Risk Factors” included in our Annual Information Form.